Memorandum
To:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission

From:	Mary T. Capasso Vice President and Deputy General Counsel PPM America, Inc.
Date:	February 23, 2018

Subject:
Response to an additional comment to the initial registration statement filed on Form N-1A on November 15, 2017 (the "Registration Statement") for PPM Funds ("Trust" or "Registrant")
File Nos: 333-221579

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") additional comment to the Registration Statement received via telephone on February 22, 2018.

The comment is set forth below in italics, with the response immediately following.

COMMENT: Please update the example expenses for all Funds as the narrative above the expense examples states: "The example does not reflect the contractual fee waiver." whereas the expense examples seem to include the waiver.

RESPONSE: The Registrant has revised the narrative disclosure preceding each expense example as noted below and confirms that no changes have been made to the amounts listed in each example expense since its correspondence filing on February 6, 2018:

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  Any applicable fee waivers and/or expense reimbursements are reflected in the examples for the first year only. ~~The example does not reflect the contractual fee waiver.~~  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

It is the Registrant's intention to respond fully to the Commission Staff's comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at 312-843-5905.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com